As filed with the Securities and Exchange Commission on October 15, 2001
Registration No. 333-_______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM S-8/S-3
REGISTRATION STATEMENT
(Including registration of shares for resale by means of a Form S-3 Prospectus)
Under
The Securities Act of 1933
 __________________________
CELL GENESYS, INC.
(Exact name of Registrant as specified in its charter)
__________________________

Delaware	94-3061375
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

342 Lakeside Drive
Foster City, California   94404
(650) 425-4400
 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
__________________________

Calydon, Inc. Management Incentive and Retention Plan, as amended
(Full Title of Plan)
__________________________
Matthew J. Pfeffer
Chief Financial Officer
Cell Genesys, Inc.
342 Lakeside Drive
Foster City, California   94404
(650) 425-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
 __________________________
Copies to:
Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA    94304
(650) 493-9300
 __________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock, par value $0.001, issued under the Calydon, Inc. Management Incentive and Retention Plan, as amended	51,876 shares	$15.84	$821,715.85	$205.43

(1)      Pursuant to the Agreement and Plan of Reorganization dated as of August 1, 2001 by and among Cell Genesys, Inc. (the "Registrant"), Satellite Acquisition Corporation, Calydon, Inc., and with respect to Articles VII, VIII and IX only Kenneth Socha as Shareholder Representative and Chase Manhattan Bank and Trust Company, N.A. as Escrow Agent, the Registrant assumed the obligations of Calydon, Inc. pursuant to the Calydon, Inc. Management Incentive and Retention Plan, as amended, and issued shares of its Common Stock to the participants under such plan.

(2)      Estimated solely for the purpose of computing the amount of the registration fee and computed pursuant to Rule 457 under the Securities Act of 1933 based upon the average of the high and low prices of the Common Stock on October 8, 2001 as reported on the Nasdaq National Market.

PROSPECTUS

51,876 Shares

CELL GENESYS, INC.

Common Stock

      This prospectus is part of a registration statement that we filed with the SEC using the "shelf" registration process. It relates to the public offering, which is not being underwritten, of 51,876 shares of our common stock that are held by some of our current stockholders. We issued such shares to these selling stockholders in connection with our assumption of the obligations of Calydon, Inc. under the Calydon Management Incentive and Retention Plan, as amended (the "Retention Plan"), as a result of our acquisition of the outstanding capital stock of Calydon, Inc. in August 2001.

      The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled "Plan of Distribution" on page 15. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

      Our common stock is listed on the Nasdaq National Market under the symbol "CEGE." On October 12, 2001, the last sale price of our common stock was $17.84 per share.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

      The Securities and Exchange Commission may take the view that, under certain circumstances, the Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. We and the Selling Stockholders have agreed to certain indemnification arrangements. See "Plan of Distribution" on page 15.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated October 15, 2001

TABLE OF CONTENTS

Page

WHERE YOU CAN FIND MORE INFORMATION .........................................................
THE COMPANY ................................................................................................................
FORWARD-LOOKING STATEMENTS ...........................................................................
RISK FACTORS .................................................................................................................
USE OF PROCEEDS ..........................................................................................................
SELLING STOCKHOLDERS ............................................................................................
PLAN OF DISTRIBUTION ................................................................................................
LEGAL MATTERS .............................................................................................................
EXPERTS ............................................................................................................................

2 4 4 5 14 14 15 16 16

      You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

      The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

      You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

WHERE YOU CAN FIND MORE INFORMATION

  GOVERNMENT FILINGS. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). In addition, we have filed with the SEC a registration statement on Form S-8/S-3, of which this prospectus is a part, under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

  STOCK MARKET. The common stock is traded on the Nasdaq National Market. Material filed by us can be inspected at the offices of the N.A. of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

  INFORMATION INCORPORATED BY REFERENCE. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

      We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering has been completed:

  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001.

  Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001.

  Our Current Report on Form 8-K dated September 14, 2001.

  The description of our common stock contained in our Registration Statement on Form 8-A filed on March 24, 1992 pursuant to Section 12(g) of the Exchange Act.

  The description of our Preferred Shares Rights Agreement contained in our Registration Statement on Form 8-A filed on August 8, 1995 pursuant to Section 12(g) of the Exchange Act.

      You may request free copies of these filings by writing or telephoning us at the following address:

Cell Genesys, Inc.
342 Lakeside Drive
Foster City, California 94404
Attention: Investor Relations
(650) 425-4400

THE COMPANY

      Since our inception in April 1988, we have focused our research and product development efforts on human disease therapies which are based on innovative gene modification technologies. Our strategic objective is to develop and commercialize cancer vaccines and gene therapies to treat cancer and other major, life-threatening diseases. Our current clinical programs include GVAX® cancer vaccines in Phase II studies for prostate cancer, Phase I/II studies for lung cancer and a Phase I/II study for multiple myeloma. We expect to initiate a Phase II trial for GVAX® pancreatic cancer vaccine and a Phase I/II trial for GVAX® leukemia vaccine in the second half of 2001. GVAX® vaccines for prostate cancer and lung cancer are being developed through a worldwide collaboration with the pharmaceutical division of Japan Tobacco Inc. In addition, we have preclinical programs which are evaluating potential gene therapies for cancer, hemophilia and cardiovascular disorders. In January 2001, we created a new majority-owned subsidiary, Ceregene Inc., which is focused on gene therapies for central nervous system disorders. We also have assets outside of our core business which can be used to help maintain financial strength while product candidates are under development. These assets include our 10.5 percent equity ownership of Abgenix, Inc., (Nasdaq: ABGX) our former subsidiary, which is focused on the development and commercialization of antibody therapies. We were incorporated in Delaware on April 8, 1988. Our executive offices are located at 342 Lakeside Drive, Foster City, California, 94404, and our telephone number is (650) 425-4400.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated into this prospectus by reference contain forward-looking statements that we have made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Words such as "expects," "believes," "seeks," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, that are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in such forward-looking statements. Such risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus and in the documents incorporated into this prospectus by reference. You are cautioned not to place undue reliance on these forward-looking statements which reflect management's view only as of the date of this prospectus. We undertake no obligation to update such statements or publicly release the result of any revisions to these forward-looking statements which it may make to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RISK FACTORS

      Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and investors may lose all or part of their investment. In assessing these risks, investors should also refer to the other information contained or incorporated by reference herein, including our consolidated financial statements and related notes.

WE MAY HAVE A NEED FOR SUBSTANTIAL ADDITIONAL FUNDS.

      We will need substantial funds for existing and planned preclinical and clinical trials, to continue research and development activities, and to establish manufacturing and marketing capabilities for any products we may develop. At some point in the future, we may need to raise additional capital to fund our operations.

      Our future capital requirements will depend on, and could increase as a result of, many factors, such as:

  continued scientific progress of research and development programs magnitude of such programs' expenses
  progress of preclinical and clinical testing
  time and costs involved in obtaining regulatory approvals
  costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims competing technological and market developments
  changes in collaborative relationships with Japan Tobacco and others terms of any additional collaborative arrangements into which we may enter our ability to establish research, development and commercialization arrangements pertaining to products other than those covered by existing collaborative arrangements cost of establishing manufacturing facilities
  cost of commercialization activities
  demand for our products, if and when approved
  potential redemption obligations in connection with conversion of the Series B preferred stock our ability to realize the carrying value of the Abgenix stock due to its volatility

      We expect to be able to raise additional funds through collaborative relationships, sales of some portion or all of our investment in Abgenix, additional equity or debt financings, or otherwise. Because of our long-term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. There can be no assurance that any such additional funding will be available to us, or, if available, that it will be on acceptable terms. If we raise additional funds by issuing equity securities, stockholders will incur immediate dilution. There can be no assurance that opportunities for in-licensing technologies or for third party collaborations will continue to be available to us on acceptable terms. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research, development and clinical activities. Alternatively, we may need to seek funds through arrangements with collaborative partners or others that require us to relinquish rights to certain of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Either of these events could have a material adverse effect on our business, results of operations, financial condition or cash flow.

OUR PRODUCTS ARE IN DEVELOPMENTAL STAGE, ARE NOT APPROVED FOR COMMERCIAL SALE AND MIGHT NOT RECEIVE REGULATORY APPROVAL OR BECOME COMMERCIALLY VIABLE.

      All of our potential cancer vaccine and gene therapy products are in research and development. We have not generated any revenues from the sale of products. We do not expect to generate any revenues from product sales for at least the next several years. Our products currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercial use. There can be no assurance that our research and development efforts will be successful or that any of our future products will ultimately be commercially successful. Even if developed, our products may not receive regulatory approval or be successfully introduced and marketed at prices that would permit us to operate profitably.

WE HAVE NOT BEEN PROFITABLE IN OUR OPERATIONS (ABSENT THE GAINS ON SALES OF ABGENIX STOCK) AND MAY NOT BECOME PROFITABLE IN THE FUTURE.

      We have incurred an accumulated deficit since our inception. At June 30, 2001, our accumulated deficit was approximately $39.8 million, compared with $34.9 million at December 31, 2000. For the quarter ended June 30, 2001, we recorded a net loss of $4.7 million. We expect to incur substantial operating losses for at least the next several years due primarily to the expansion of research and development programs, including preclinical studies, clinical trials, manufacturing and to a lesser extent, from general and administrative expenses. We expect that losses will fluctuate from quarter to quarter and that these fluctuations may be substantial. We cannot guarantee that we will successfully develop, commercialize, manufacture or market any products. We cannot guarantee that we will ever achieve or sustain product revenues or profitability.

OUR CANCER VACCINE AND GENE THERAPY PROGRAMS DEPEND ON NEW AND UNPROVEN TECHNOLOGIES.

      Gene therapy is a new technology. Existing preclinical and clinical data on the safety and efficacy of gene therapy are limited. Data relating to our specific gene therapy approaches are also limited. Our GVAX® cancer vaccines are currently being tested in Phase I/II and Phase II human clinical trials to determine their safety and efficacy. None of our other products or therapies under development are in human clinical trials. The results of preclinical studies do not predict safety or efficacy in humans. Possible side effects of gene therapy may be serious and potentially life-threatening. Unacceptable side effects may be discovered during preclinical and clinical testing of our potential products or thereafter. There are many reasons that potential products that appear promising at an early stage of research or development do not result in commercially successful products. Although we are testing proposed products or therapies in human clinical trials, we cannot guarantee that we will be permitted to undertake human clinical trials for any of our other products. Also, the results of this testing might not demonstrate the safety or efficacy of these products. Even if clinical trials are successful, we might not obtain regulatory approval for any indication. Finally, even if our products proceed successfully through clinical trials and receive regulatory approval, there is no guarantee that an approved product can be produced in commercial quantities at reasonable cost or that such a product will be successfully marketed.

WE RELY HEAVILY ON THE DEVELOPMENT AND PROTECTION OF OUR INTELLECTUAL PROPERTY PORTFOLIO.

      The patent positions of pharmaceutical and biotechnology firms, including Cell Genesys, are generally uncertain and involve complex legal and factual questions. Cell Genesys currently has approximately 295 issued or granted patents and more than 330 pending applications. Although we are prosecuting patent applications, we cannot be certain whether any given application will result in the issuance of a patent or, if any patent is issued, whether it will provide significant proprietary protection or will be invalidated. Also, patent applications in the United States are confidential until patents are issued. Publication of discoveries in scientific or patent literature tends to lag behind actual discoveries by several months. Accordingly, we cannot be sure that we were the first creator of inventions covered by pending patent applications or that we were the first to file patent applications for these inventions.

      Our commercial success will also depend in part on not infringing the patents or proprietary rights of others and not breaching licenses granted to us. We will be required to obtain licenses to certain third party technology and genes necessary to conduct our business. Any failure to license any technology or genes required to commercialize our technologies or products at reasonable cost may have a material adverse effect on our business, results of operations or financial condition.

      We may also have to engage in litigation, which could result in substantial cost to us, to enforce our patents, or to determine the scope and validity of other parties' proprietary rights. To determine the priority of inventions, the United States Patent and Trademark Office frequently declares interference proceedings. In Europe, other patents can be revoked through opposition proceedings. Such proceedings could result in an adverse decision as to the priority of our inventions.

      We are currently involved in separate interference and/or opposition proceedings with regard to:

  gene activation technology
  ex vivo gene therapy
  certain retroviral vector technology
  chimeric receptor technology

      While we believe our position in each proceeding is strong, the outcome of each proceeding cannot be predicted. An adverse result could have a material adverse effect on our intellectual property position in these areas. We may be involved in other interference and/or opposition proceedings in the future. We believe that there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

      We also rely on unpatented trade secrets, know-how and continuing technological innovation to develop and to maintain our competitive position. Our competitors may independently develop similar or better proprietary information and techniques and disclose them publicly. Also, there can be no assurance that others will not gain access to our trade secrets, or that we can meaningfully protect our rights to our unpatented trade secrets.

      We require our employees and consultants to execute a confidentiality agreement upon the commencement of an employment or consulting relationship with us. These agreements provide that all confidential information developed by or made known to an individual during the course of the employment or consulting relationship generally must be kept confidential. In the case of employees, the agreements provide that all inventions conceived by the employee while employed by us, relating to our business are our exclusive property. These agreements may not provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.

THE FIELDS OF CANCER VACCINES AND GENE THERAPY ARE HIGHLY COMPETITIVE.

      Competition in the field of gene therapy from other biotechnology and pharmaceutical companies and from research and academic institutions is intense and expected to increase. In many instances, we compete with other commercial entities in acquiring products or technology from universities. There are numerous competitors working on products to treat each of the diseases for which we are seeking to develop therapeutic products. Some competitors are pursuing a product development strategy competitive with ours, particularly with respect to our cancer vaccine program. Certain of these competitive products are in more advanced stages of product development and clinical trials. Our competitors may develop technologies and products that are more effective than ours, or that would render our technology and products less competitive or obsolete.

      Many of our competitors have greater financial resources and larger research and development staffs than we do. Some of these competitors have significantly greater experience than we do in developing products, in undertaking preclinical testing and human clinical trials of new pharmaceutical products, in obtaining United States Food and Drug Administration ("FDA") and other regulatory approvals of products, and in manufacturing and marketing such products. Accordingly, our competitors may obtain patent protection or FDA approval and commercialize products more rapidly than we do. There can be no assurance that we will be able to obtain certain biological materials necessary to support our research, development or manufacturing of any of our planned therapies. If we are permitted to commence commercial sales of products, we will also be competing with respect to marketing capabilities and manufacturing efficiency, areas in which we have limited or no experience. We expect to build additional clinical scale and commercial scale manufacturing facilities and/or use contract facilities to commercialize our products. We also expect to secure funding for these and other product development activities through our partners and future potential partners.

      We expect that competition among products approved for sale will be based, among other things, on:

  product efficacy
  price
  safety
  reliability
  availability
  patent protection
  sales, marketing and distribution capabilities

      Our competitive positions also depend upon our ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary products or processes and secure sufficient funding for the often lengthy period between product conception and commercial sales.

OUR STOCK PRICE HAS FLUCTUATED IN THE PAST AND IS LIKELY TO CONTINUE TO BE VOLATILE IN THE FUTURE.

      The stock prices of biopharmaceutical and biotechnology companies (including Cell Genesys) have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The following factors may affect our stock price:

  fluctuations in our financial results
  announcements of technological innovations or new therapeutic products by us or our competitors announcements of changes in governmental regulation affecting us or our competitors announcements of regulatory approval or disapproval of our or our competitors' products developments in patent or other proprietary rights affecting us or our competitors public concern as to the safety of products developed by us or other biotechnology and pharmaceutical companies general market conditions
  fluctuations in the price of Abgenix stock
  severe fluctuations in price and volume in the stock market in general which are unrelated to our operating performance issuance of common stock upon conversion of the Series B preferred stock future sales of such common stock or other shares of common stock by existing stockholders the perception that such issuances or sales could occur

OUR BUSINESS IS SUBJECT TO EXTENSIVE REGULATION AND ANY FAILURE TO OBTAIN REQUIRED REGULATORY APPROVALS COULD PREVENT OR DELAY THE COMMERCIALIZATION OF OUR PRODUCTS.

      Regulation by governmental authorities in the United States and foreign countries is important in the manufacture and marketing of our proposed products and our research and development activities. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products must undergo rigorous preclinical and clinical testing and other premarket approval procedures by the FDA and similar authorities in foreign countries. Since our potential products involve the application of new technologies, regulatory approvals may take longer than for products produced using more conventional methods. Various federal and, in some cases, state laws also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of these products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable federal laws, requires significant expenditures. Any delay or failure by us or our collaborators or licensees to obtain regulatory approvals could hinder the marketing of our products and our ability to receive product or royalty revenue.

      In responding to a new drug application, or a product license application, the FDA may grant marketing approvals, request additional information or further research, or deny the application if it determines that the application does not satisfy its regulatory approval criteria. Approvals may not be granted on a timely basis, if at all, or if granted may not cover all the clinical indications for which we are seeking approval. Also, an approval might contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use.

      In addition to laws and regulations enforced by the FDA, we are also subject to regulation under:

  Occupational Safety and Health Act
  Environmental Protection Act
  Toxic Substances Control Act
  Resource Conservation and Recovery Act
  Other present and potential future federal, state or local laws and regulations

      Our manufacturing facilities are subject to licensing requirements of the California Department of Health Services. While not subject to license by the FDA, these facilities are subject to inspection by the FDA as well as by the California Department of Health Services. A separate license from the FDA is required for commercial manufacture of any product. Failure to maintain these licenses or to meet the inspection criteria of the FDA and the California Department of Health Services would disrupt our manufacturing processes and have a material adverse effect on our business, results of operations, financial condition and cash flow.

      For marketing outside the United States, we are subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs and devices. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. Failure to comply with these regulatory requirements or obtain required approvals could impair our ability to develop these markets and have a material adverse effect on our results of operations and financial condition.

OUR PRODUCT DEVELOPMENT ACTIVITIES INVOLVE THE USE OF HAZARDOUS MATERIALS AND WE MAY INCUR SIGNIFICANT COSTS AS A RESULT OF THE NEED TO COMPLY WITH ENVIRONMENTAL LAWS.

      Our research and development activities involve the controlled use of hazardous materials, chemicals, viruses and radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by applicable laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for any damages that result, and any resulting liability could exceed our resources. We may also be required to incur significant costs to comply with environmental laws and regulations in the future.

WE EXPECT TO DEPEND ON OUR STRATEGIC PARTNERS FOR THE SALES, MARKETING AND DISTRIBUTION OF OUR FUTURE PRODUCTS.

      We have no experience in sales, marketing or distribution of biopharmaceutical products. We expect to rely on sales and marketing expertise of potential corporate partners for our initial products. The decision to market future products directly or through corporate partners will be based on a number of factors, including:

  market size and concentration
  size and expertise of the partner's sales force in a particular market our overall strategic objectives

WE MAY IN THE FUTURE BE EXPOSED TO PRODUCT LIABILITY CLAIMS AND MAY BE UNABLE TO OBTAIN SUFFICIENT INSURANCE COVERAGE.

      Clinical trials or marketing of any of our potential products may expose us to liability claims resulting from the use of our products. These claims might be made by consumers, health care providers or by others selling our products. We currently maintain product liability insurance with respect to each of our clinical trials. There can be no assurance that we will be able to maintain insurance or that sufficient coverage can be acquired at a reasonable cost. An inability to maintain insurance at an acceptable cost, or at all, could prevent or inhibit the clinical testing or commercialization of our products or otherwise affect our financial condition. A product liability claim or recall could have a material adverse effect on our business, results of operations, financial condition and cash flow.

SALES OF OUR FUTURE PRODUCTS WILL BE INFLUENCED BY THE WILLINGNESS OF THIRD-PARTY PAYORS TO PROVIDE REIMBURSEMENT.

      In both domestic and foreign markets, sales of our potential products will depend in part upon coverage and reimbursement from third-party payors, including:

  government agencies
  private health care insurers and other health care payors such as health maintenance organizations self-insured employee plans
  Blue Cross/Blue Shield and similar plans

      There is considerable pressure to reduce the cost of biotechnology and pharmaceutical products. In particular, reimbursement from government agencies, insurers and large health organizations may become more restricted in the future. Our potential products represent a new mode of therapy and, while the cost-benefit ratio of the products may be favorable, we expect that the costs associated with our products will be substantial. There can be no assurance that our proposed products, if successfully developed, will be considered cost-effective by third-party payors. Insurance coverage might not be provided by third-party payors at all or without substantial delay. Even if such coverage is provided, the approved reimbursement might not provide sufficient funds to enable us to become profitable.

THE PRICING OF OUR FUTURE PRODUCTS MAY BE INFLUENCED IN PART BY GOVERNMENT CONTROLS.

      The continuing efforts of governmental and third-party payors to contain or reduce the costs of healthcare may impair future revenues and profitability of biotechnology companies. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar government control. While we cannot predict whether the government will adopt any such legislative or regulatory proposals, the announcement or adoption of these proposals could have a material adverse effect on our business, results of operations, financial condition and cash flow.

WE DEPEND ON OUR KEY TECHNICAL AND MANAGEMENT PERSONNEL AND COLLABORATIVE PARTNERS TO ADVANCE OUR TECHNOLOGY, AND THE LOSS OF THESE PERSONNEL OR PARTNERS COULD IMPAIR THE DEVELOPMENT OF OUR PRODUCTS.

      We rely and will continue to rely on our key management and scientific staff. The loss of key personnel or the failure to recruit necessary additional qualified personnel could have a material adverse effect on our business and results of operations. There is intense competition from other companies, research and academic institutions and other organizations for qualified personnel. There is no assurance that we will be able to continue to attract and retain the qualified personnel necessary for the development of our business. We will need to continue to recruit experts in the areas of clinical testing, manufacturing, marketing and distribution and develop additional expertise in our existing personnel. If we do not succeed in recruiting such personnel or developing such expertise, our business could suffer significantly.

      We have clinical trial agreements with a number of public and private medical institutions relating to the conduct of human clinical trials for our GVAX® cancer vaccine programs. The early termination of any of these clinical trial agreements would hinder the progress of our clinical trials including trials of our GVAX® cancer vaccines. If any of these relationships are terminated, the clinical trials might not be completed and the results might not be evaluated.

  University of California, San Francisco
  Dana-Farber Partners Cancer Care
  The Johns Hopkins Medical Institutions
  US Oncology, Inc.
  University of Tokyo, IMSUT
  Providence Portland Medical Center
  AmericasDoctor.com, Inc.
  Emory University
  University of Michigan
  University of Pennsylvania
  Stanford University

      We rely on the continued availability of outside scientific collaborators performing research. These relationships generally may be terminated at any time by the collaborator, typically by giving 30 days notice. These scientific collaborators are not our employees. As a result, we have limited control over their activities and can expect that only limited amounts of their time will be dedicated to our activities. Our agreements with these collaborators, as well as those with our scientific consultants, provide that any rights we obtain as a result of their research efforts will be subject to the rights of the research institutions in such work. In addition, some of these collaborators have consulting or other advisory arrangements with other entities that may potentially conflict with their obligations to us. For these reasons, there can be no assurance that inventions or processes discovered by our scientific collaborators or consultants will become our property.

CELL GENESYS STOCKHOLDERS MAY BE DILUTED BY THE EXERCISE OF OUTSTANDING STOCK OPTIONS, THE CONVERSION OF OUTSTANDING SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK, OR OTHER ISSUANCES OF OUR COMMON STOCK.

      Substantially all the outstanding shares of Cell Genesys common stock are eligible for sale in the public market. Conversion of the Series B preferred stock or exercise of outstanding stock options would result in issuance of additional shares of common stock, diluting existing investors. The number of shares of common stock issued, and therefore the dilution of existing investors, would increase as a result of either (i) an event triggering the antidilution rights of any outstanding shares of Series B preferred stock, or (ii) a decline in the market price of the Company's common stock immediately prior to conversion of the Series B preferred stock.

      The holders of the Series B preferred stock may choose at any time to convert their shares into common stock. In that event, the number of shares of common stock issued would be based on the lower of:

  a fixed conversion price of $11.02 per share for the 694 remaining shares from the original issue of $20 million face value preferred stock, and $14.53 per share for the 875 shares issued January 2000 from call options or, the average of certain trading prices during the 10 trading days preceding such date of conversion (the "Floating Conversion Price").

      As of June 30, 2001, the market price of Cell Genesys common stock traded above the two fixed conversion price of $11.02 and $14.53. Consequently, the conversion rate for the shares is based on the fixed conversion price. As the market price declines below the fixed conversion rate, the greater the decline in the market price, the greater the number of shares issuable upon conversion of the Series B preferred stock.

      Following the issuance of the new preferred shares in 2000, no further call options remain outstanding.

OUR OPERATIONS ARE VULNERABLE TO INTERRUPTION OF FIRE, EARTHQUAKE, POWER LOSS, TELECOMMUNICATIONS FAILURE AND OTHER EVENTS BEYOND OUR CONTROL.

      We do not have a detailed disaster recovery plan. Our facilities in the State of California are currently subject to electrical blackouts as a consequence of a shortage of available electrical power. In the event these blackouts continue to increase in severity, they could disrupt the operations of our affected facilities. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business.

OUR STOCK PRICE IS GREATLY INFLUENCED BY THE MARKET PRICE OF ABGENIX STOCK, WHICH HAS BEEN HIGHLY VOLATILE.

      Our retained ownership of approximately 9.0 million Abgenix shares represents a very material portion of the total assets on our balance sheet. Abgenix stock prices have proven to be highly volatile. Movements in the price of Abgenix stock, up or down, exert strong corresponding influences on the market price of our stock.

OUR BUSINESS COULD SUFFER AS A RESULT OF OUR STRATEGIC ACQUISITIONS AND INVESTMENTS.

      In August 2001, we acquired Calydon, Inc., a private biotechnology company focused on developing therapeutic products for cancer. We may not be able to effectively integrate this company, intellectual property, or personnel, and our attempts to do so will place an additional burden on our management and infrastructure. This acquisitions will subject us to a number of risks, including:

  the loss of key personnel, customers and business relationships;
  difficulties associated with assimilating and integrating the new personnel and operations of the acquired company;
  the potential disruption of our ongoing business;
  the expense associated with maintenance of uniform standards, controls, procedures, employees and clients;
  the diversion of resources from the development of our own proprietary technology; and
  our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs.

      There can be no assurance that we will be successful in overcoming these risks or any other problems encountered in connection with our acquisition.

WE MAY ENGAGE IN FUTURE ACQUISITIONS OR INVESTMENTS THAT COULD DILUTE OUR EXISTING STOCKHOLDERS, OR CAUSE US TO INCUR CONTINGENT LIABILITIES, DEBT OR SIGNIFICANT EXPENSE.

      From time to time, in the ordinary course of business, we may evaluate potential acquisitions of, or investments in related businesses, products or technologies. Future acquisitions could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities. There can be no assurance that any strategic acquisition or investment will succeed. Any future acquisition or investment could harm our business, financial condition and results of operations.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the common stock by the Selling Stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the Selling Stockholders who offer and sell their shares. See "Selling Stockholders" and "Plan of Distribution" described below.

SELLING STOCKHOLDERS

      The following table sets forth the number of shares owned by each of the Selling Stockholders as of October 12, 2001. None of the Selling Stockholders has had a material relationship with us within the past three years other than as described below or as a result of the ownership of the shares or other securities of Cell Genesys. No estimate can be given as to the amount of shares that will be held by the Selling Stockholders after completion of this offering because the Selling Stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Stockholder named below.

Name of Selling Stockholder	Shares Beneficially Owned(1)	Percentage	Number of Shares Which May Be Sold Pursuant to This Prospectus(2)
Daniel R. Henderson (3)	36,838	*	31,126
De Chao Yu (4)	15,563	*	15,563
Rukmini Pennathur-Das	5,187	*	5,187
TOTAL	57,588		51,876

________________

* Less than 1% of our outstanding common stock.
(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this Prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.
(2) This registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.
(3) Daniel Henderson performs certain consulting services for the Company.
(4) Mr. Yu is a non-executive officer employee of the Company.

PLAN OF DISTRIBUTION

      We are registering all 51,876 shares of common stock (the "Shares") on behalf of the Selling Stockholders. As used in this prospectus, "Selling Stockholders" includes the pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The Shares may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of Cell Genesys in making decisions with respect to the timing, manner and size of each sale.

      The Selling Stockholders may sell the Shares in the over-the-counter market or otherwise, at (1) market prices prevailing at the time of sale, (2) prices related to the prevailing market prices or (3) negotiated prices. The Selling Stockholders may sell some or all of their Shares through:

  a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account;
  an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;
  ordinary brokerage transactions and transactions in which the broker solicits purchasers; or
  in privately negotiated transactions.

      To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

      In connection with the distribution of the Shares, the Selling Stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also:

  sell our common stock short and redeliver the Shares to close out such short positions;
  enter into option or other types of transactions that require the Selling Stockholder to deliver the Shares to a broker-dealer, who will then resell or transfer the Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction); or
  loan or pledge the Shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

      The Selling Stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the Selling Stockholders may allow other broker-dealers to participate in resales. However, the Selling Stockholders and any broker-dealers involved in the sale or resale of the Shares may qualify as "underwriters" within the meaning of Section 2(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If the Selling Stockholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 153 of the Act, which may include delivery through the facilities of the NASD. We will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

      In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholders, and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

      At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

      The sale of Shares by the Selling Stockholders is subject to compliance by the Selling Stockholders with certain contractual restrictions they have with us. There can be no assurance that the Selling Stockholders will sell all or any of the Shares.

      We have agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. In return, these Selling Stockholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

       We have agreed with the Selling Stockholders to keep the Registration Statement, of which this prospectus constitutes a part, effective for up to one year following September 4, 2001, the effective time of our acquisition of the outstanding capital stock of Calydon, Inc. (which period may be shortened or extended under certain circumstances). We intend to de-register any of the Shares not sold by the Selling Stockholders at the end of such period; however, it is anticipated that at such time any unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.

LEGAL MATTERS

       The validity of the shares of common stock offered by this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this prospectus, individual attorneys and an investment partnership affiliated with Wilson Sonsini Goodrich & Rosati beneficially own an aggregate of 565 shares of our common stock.

EXPERTS

       The consolidated financial statements of Cell Genesys, Inc. as of December 31, 2000 and for each of the three years in the period ended December 31, 2000 included in Cell Genesys, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Incorporation of Documents by Reference.

      There are hereby incorporated by reference in this Registration Statement the following documents and information previously filed with the Securities and Exchange Commission (the "Commission"):

  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, filed pursuant to section 13(a) of the Exchange Act.

  Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000, filed pursuant to Section 13(a) or 15(d) of the Exchange Act.

  Our Current Report on Form 8-K dated September 14, 2001, filed pursuant to Section 13(a) or 15(d) of the Exchange Act.

  The description of our common stock contained in our Registration Statement on Form 8-A filed on March 24, 1992 and pursuant to Section 12 (g) of the Exchange Act.

  The description of our Preferred Shares Rights Agreement contained in our Registration Statement on Form 8-A filed on August 8, 1995 pursuant to Section 12(g) of the Exchange Act.

      All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the filing of this Registration Statement, and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the Registration Statement and to be part hereof from the date of filing such documents.

Item 4. Description of Securities.

      Not applicable.

Item 5. Interests of Named Experts and Counsel.

      The validity of the securities being registered by this Registration Statement are being passed upon for Registrant by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

Item 6. Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Securities Act"), as amended. The Company has included in its Certificate of Incorporation a provision that to the fullest extent permitted by Delaware law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. In addition, the Company's Bylaws provide that the Company is required to indemnify its officers and directors to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary, and that the Company is required to advance expenses to its officers and directors as incurred. Further, the Company intends to enter into indemnification agreements with its officers and directors, providing such individuals indemnification to the maximum extent permitted by the Delaware General Corporation Law.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the Delaware General Corporation Law, the foregoing Bylaw provision or any Indemnification Agreement, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Exemption from Registration Claimed

      The 51,876 shares of Common Stock to be resold by the Selling Stockholders pursuant to the Prospectus prepared in accordance with Form S-3 were issued by the Company to the Selling Stockholders pursuant to an exemption from registration under the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof. The Selling Stockholders represented their Representative intention to acquire the securities for investment only and not with a view to the distribution thereof.

Item 8. Exhibits

Exhibit Number	Description of Document
4.1 5.1 23.1 23.2 24.1

Calydon, Inc. Management Incentive and Retention Plan, as amended.
Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered.
Consent of Ernst & Young LLP, Independent Auditors.
Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
Power of Attorney (which is included on page II-5 herein).

Item 9. Undertakings

The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply the information required to be included in a post- effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8/S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Foster City, California, on October 15, 2001.

CELL GENESYS, INC. By: /s/ Matthew J. Pfeffer Matthew J. Pfeffer Vice President and Chief Financial Officer (Principal Accounting Officer)

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Stephen A. Sherwin, M.D. and Matthew J. Pfeffer, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and on his or her behalf to sign, execute and file this Registration Statement and any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and any and all documents required to be filed with respect therewith, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ STEPHEN A. SHERWIN, M.D. Stephen A. Sherwin, M.D.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	October 15, 2001
/s/ MATTHEW J. PFEFFER Matthew J. Pfeffer	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 15, 2001
/s/ DAVID W. CARTER David W. Carter	Director	October 15, 2001
/s/ NANCY M. CROWELL Nancy M. Crowell	Director	October 15, 2001
/s/ JAMES M. GOWER James M. Gower	Director	October 15, 2001
/s/ JOHN T. POTTS, JR., M.D. John T. Potts, Jr., M.D.	Director	October 15, 2001
/s/ THOMAS E. SHENK, PH.D. Thomas E. Shenk, Ph.D.	Director	October 15, 2001
/s/ EUGENE L. STEP Eugene L. Step	Director	October 15, 2001
/s/ INDER M. VERMA, PH.D. Inder M. Verma, Ph.D.	Director	October 15, 2001

EXHIBIT INDEX
Exhibit Number	Description of Document
4.1 5.1 23.1 23.2 24.1

Calydon, Inc. Management Incentive and Retention Plan, as amended.
Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered.
Consent of Ernst & Young LLP, Independent Auditors.
Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
Power of Attorney (which is included on page II-5 herein).